UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-13806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rewards Network 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rewards Network Inc.

Two North Riverside Plaza, Suite 950

Chicago, Illinois 60606

REWARDS NETWORK 401(K) AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

Rewards Network Inc. 401(k) and Profit Sharing Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Rewards Network Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Rewards Network Inc. 401(k) and Profit Sharing Plan, as listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow Krause & Company LLP

Chicago, Illinois
June 4, 2007

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

ASSETS
	2006	2005
Investments
Registered investment companies	$5,686,254	$5,070,595
Common stock of Rewards Network Inc.	2,085,082	1,648,931
Investment at contract value	189,683	—
Participant loans	88,655	91,875

Total investments	8,049,674	6,811,401
Receivables
Participant contributions	—	87,408
Company contributions	—	24,249

Total receivables	—	111,657

TOTAL ASSETS	8,049,674	6,923,058

LIABILITIES
Liabilities
Excess contributions payable	874	—

TOTAL LIABILITIES	874	—

NET ASSETS AVAILABLE FOR BENEFITS	$8,048,800	$6,923,058

See accompanying notes to financial statements.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ending December 31, 2006 and 2005

	2006	2005
ADDITIONS
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments in registered investment companies	$658,009	$235,449
Net appreciation (depreciation) in Rewards Network Inc. common stock	177,766	(173,189)
Interest	16,254	12,009

	852,029	74,269
Contributions
Participants	1,615,782	1,050,337
Company	529,655	368,871
Rollovers	62,806	339,184

	2,208,243	1,758,392

Total additions	3,060,272	1,832,661

DEDUCTIONS
Deductions from net assets attributed to
Benefits paid to participants	1,915,141	1,824,107
Administrative expenses	19,389	595

Total deductions	1,934,530	1,824,702

NET INCREASE	1,125,742	7,959

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	6,923,058	6,915,099

NET ASSETS AVAILABLE FOR BENEFITS -
End of year	$8,048,800	$6,923,058

See accompanying notes to financial statements.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1—Description of the Plan

The following description of the Rewards Network Inc. 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Users of the financial statements should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Rewards Network Inc. (the “Company”) participates in a defined contribution plan covering all employees of Rewards Network Inc., Rewards Network Establishment Services Inc., and Rewards Network Services Inc. (collectively the “Companies”). Effective January 1, 2006 all employees are immediately eligible to participate. Prior to that date the Plan covered substantially all full-time employees who were 21 years of age or older and had completed six months of service (at least 500 hours worked). To be eligible for the discretionary profit sharing contributions, an employee must be at least 21 years old and have had completed one year of service (1,000 hours worked). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct employee contributions to any combination of various investment options and may direct the company contribution to other investment options after the company contribution has been made to the participant’s account.

Contributions

Prior to January 1, 2006, participants were eligible to contribute pre-tax salary deferral contributions of their eligible pay up to 15% of their total annual compensation, as defined in the Plan document. Effective January 1, 2006, the Plan adopted Safe Harbor provisions whereby all eligible participants are automatically enrolled to contribute 3% of their compensation, each year to the Plan. Participants may contribute pretax salary deferral of 1% to 80% of their total annual compensation. The Company matches 100% up to 3% percent of the participants’ compensation, and 50% between 3% to 5% of the participant’s compensation in the form of Company stock. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Additional contributions in Company stock may be made at the discretion of the Company. No discretionary contributions were made for the years ended December 31, 2006 and 2005. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contributions, rollover contributions and an allocation of the Company’s contributions and Plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary reduction and rollover contributions plus earnings thereon. Participants who leave the Plan because of death, normal retirement, or disability retirement, as defined in the plan document, are considered 100% vested. Prior to January 1, 2006, Company contributions and earnings thereon vest in accordance with provisions of the Plan as follows:

Vesting Years of Service	Percentage Vested
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Effective January 1, 2006, Company contributions and earnings thereon are vested immediately.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1—Description of the Plan (cont.)

Forfeited Accounts

The Plan provides that the non-vested portion of Company discretionary contributions forfeited by terminated participants shall be added to any Company discretionary contribution. Forfeitures of matching contributions will be used to reduce the Company’s matching contribution. If the participant returns to work for the Company before a consecutive five-year break in service, the forfeited account balances will be restored to the participant’s account as of the end of the Plan year in which the participant returned to work. At December 31, 2006 and 2005, the forfeited non-vested account totaled $106,937 and $290,155 respectively.

Payment of Benefits

Benefits may be paid to the participant or beneficiary upon death, disability, retirement or termination of employment, as defined in the Plan document. The Plan provides for normal retirement at age 65. The total vested portion of a participant’s account balance is distributed in the form of a lump-sum payment. A participant experiencing financial hardship, as defined in the Plan document, may withdraw a portion of his or her account balance. Participants are not able to withdraw funds from employer directed safe harbor funds for financial hardship. Participants who have attained the age of 59-1/2 may receive a distribution of all or any portion of their account balances.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts, with certain restrictions as defined in the Plan document, a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. These loans are secured by the balance in the participant’s account. The loans bear an interest rate ranging from 8.25% to 9.25%, which are commensurate with local prevailing rates at the time the loans were made. Principal and interest is paid ratably through payroll deductions with loan terms not to exceed five years.

Administrative Expenses

Certain administrative costs of the Plan have been borne by the Company.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2—Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Common stock of the Company is stated at fair value using quoted market prices. Shares of regulated investment companies are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Per Note 5, there are some contracts at contract value.

Net appreciation of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

For comparability, certain 2005 amounts have been reclassified to conform with the 2006 presentation. The reclassifications had no effect on reported amounts of net assets available for benefits or change in net assets available for benefits.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 3—Investments

The following presents investments as of December 31, 2006 and 2005 and investment income for the years then ended.

	2006		2005
Investments
Registered investment companies:
ING Fixed Account	$189,683		$—
Mutual Discovery Fund	821,550	*	—
ING VP Index Plus LargeCap Portfolio	681,081	*	—
ING Fidelity VIP Contrafund Portfolio	578,484	*	—
The Growth Fund of America	535,695	*	—
ING Baron Small Cap Growth Portfolio	522,100	*	—
ING Solution 2035 Portfolio	443,264	*	—
ING JPMorgan Mid Cap Value Portfolio	422,104	*	—
Pioneer Fund	359,673		—
ING Solution 2025 Portfolio	217,761		—
ING Oppenheimer Strategic Income Portfolio	206,580		325,438
ING Solution 2045 Portfolio	194,569		—
ING T. RowePrice Capital Appreciation Portfolio	181,185		—
VVIF-Diversified Value Portfolio	149,306		—
ING Intermediate Bond Fund	140,797		109,918
ING Solution 2015 Portfolio	92,314		—
ING GNMA Income Fund	83,536		87,180
Wanger Select	52,044		—
ING Aeltus Money Market Fund	2,588		517,901	*
ING Solution Income Portfolio	1,623		—
ING Oppenheimer Global Portfolio	—		654,923	*
ING Index Plus Large-Cap Fund	—		651,781	*
ING Small Company Fund	—		539,879	*
ING American Century Select Portfolio	—		508,958	*
American Century Ultra Fund	—		490,082	*
Lord Abbett Mid-Cap Value Fund	—		356,861	*
NB Guardian Fund Trust Class	—		335,538
ING Strategic Allocation Growth Fund	—		165,321
ING Balanced Fund	—		128,973
ING Magna Cap Fund	—		90,269
ING Strategic Allocation Balanced Growth Fund	—		76,486
ING Strategic Allocation Income Fund	—		31,087
Common stock of Rewards Network, Inc.	2,085,082	*	1,648,931	*
Participant loans	88,655		91,875

Total Investments	$8,049,674		$6,811,401

*	Investments that represent 5% or more of the Plan’s net assets.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 3—Investments (cont.)

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Registered investment companies	$658,009	$235,449
Rewards Network Inc. common stock	177,766	(173,189)

	$835,775	$62,260

Investments, in general, are subject to various risks, including credit, interest rate, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4—Investment Contract with Insurance Company

In 2001, the Plan entered into a benefit-responsive investment contract with ING. ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 2.9 percent for 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 2.65 percent. Such interest rates are reviewed on a quarterly basis for resetting.

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 5—Parties In Interest

Certain Plan investments are shares of regulated investment companies managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain investments include shares of common stock of Rewards Network Inc., the Plan sponsor, and, therefore, these transactions qualify as party in interest transactions.

NOTE 6—Prohibited Transactions

As a party-in-interest, the Company is required to transmit participant contributions to the Plan within the time period described in 29 CFR 2510.3-102. During 2006, the Plan Sponsor failed to transmit $106,640 in participant contributions on a timely basis.

NOTE 7—Tax Status

The Plan adopted a prototype plan sponsored by ING Life Insurance and Annuity Company (“ING”). ING obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement dates.

NOTE 8—Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. The reconciliation between the financial statements and Form 5500 are as follows:

	2006	2005
Total net assets per Form 5500, Schedule H	$8,049,674	$6,811,401
Amounts receivable from participants	—	87,408
Amounts receivable from employer	—	24,249
Excess contributions payable	(874)	—

Net assets available for benefits per financial statements	$8,048,800	$6,923,058

Increase (Decrease) in net assets per Form 5500, Schedule H	$1,238,273	$(134,200)
Add: prior year excess contributions payable		75,927
Add: Current year receivable		111,657
Less: prior year contributions receivable	(111,657)	(45,425)
Less: current year excess contributions payable	(874)	—

Increase in net assets available for benefits per financial statements	$1,125,742	$7,959

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 84-6028875, PLAN NO. 001

DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	ING Life Insurance and Annuity Company	ING Aeltus Money Market Fund	**	$2,588
*	ING Life Insurance and Annuity Company	ING Baron Small Cap Growth Portfolio	**	522,100
*	ING Life Insurance and Annuity Company	ING Fidelity VIP Contrafund Portfolio	**	578,484
*	ING Life Insurance and Annuity Company	ING Fixed Account	**	189,683
*	ING Life Insurance and Annuity Company	GNMA Income Fund	**	83,536
*	ING Life Insurance and Annuity Company	ING Intermediate Bond Fund	**	140,797
*	ING Life Insurance and Annuity Company	ING JPMorgan Mid Cap Value Fund	**	422,104
*	ING Life Insurance and Annuity Company	ING Oppenheimer Strategic Income Portfolio	**	206,580
*	ING Life Insurance and Annuity Company	ING Solution 2015 Portfolio	**	92,314
*	ING Life Insurance and Annuity Company	ING Solution 2025 Portfolio	**	217,761
*	ING Life Insurance and Annuity Company	ING Solution 2035 Portfolio	**	443,264
*	ING Life Insurance and Annuity Company	ING Solution 2045 Portfolio	**	194,569
*	ING Life Insurance and Annuity Company	ING Solution Income Portfolio	**	1,623
*	ING Life Insurance and Annuity Company	ING T. RowePrice Capital Appreciation	**	181,185
*	ING Life Insurance and Annuity Company	ING VP Index Plus LargeCap Portfolio	**	681,081
	Franklin/Templeton Funds	Mutual Discovery Fund	**	821,550
	Pioneer Funds	Pioneer Fund	**	359,673
*	Rewards Network Inc.	Common Stock	**	2,085,082

REWARDS NETWORK INC.

401(K) AND PROFIT SHARING PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) CONTINUED

EIN 84-6028875, PLAN NO. 001

DECEMBER 31, 2006

	American Funds	The Growth Fund of America	**	535,695
	Vanguard Funds	VVIF-Diversified Value Portfolio	**	149,306
	Columbia Wanger Asset Management	Wanger Select	**	52,044
*	Notes Receivable Participant loans	Loans, ranging 0-15 years maturity with interest rates ranging from 8.25% to 9.25%	-0-	88,655

				$8,049,674

*	Represents a party-in-interest
**	Cost omitted for participant directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REWARDS NETWORK 401(K) AND PROFIT SHARING PLAN

June 4, 2007	/s/ ROYA BEHNIA
Roya Behnia, Trustee

/s/ CHRISTOPHER J. LOCKE
Christopher J. Locke, Trustee

/s/ ADRIENNE L. VIRGILIO
Adrienne L. Virgilio, Trustee